

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

April 19, 2016

<u>Via E-mail</u>
Ruben Ricardo Vasquez
Oroplata Resources, Inc.
#5 Calle Gregorio de Lora
Puerto Plata, Dominican Republic 80071

     Re: **Oroplata Resources, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2015
              File No. 000-55088

Dear Mr. Vasquez:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ John Reynolds

                     John Reynolds
                     Assistant Director
                     Office of Beverages, Apparel and Mining